Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 31, 2019

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018	March 31, 2019
	Income from operations
	a) Revenue	154,705	151,256	150,595	453,122	435,782	585,845
	b) Other operating income	—	50	—	749	2,798	4,344
	c) Foreign exchange gains/(losses), net	727	591	911	2,176	2,899	3,215

I	Total income from operations	155,432	151,897	151,506	456,047	441,479	593,404

	Expenses
	a) Purchase of stock-in-trade	2,083	1,357	2,741	6,423	10,733	14,073
	b) (Increase)/Decrease in inventories of finished goods and stock-in-trade	604	1,443	111	1,814	(636)	(673)
	c) Employee benefit expense	82,381	81,266	76,129	241,123	222,387	299,774
	d) Depreciation, amortization and impairment	5,295	4,814	5,172	15,064	13,879	19,474
	e) Sub-contracting/ technical fees	22,764	22,423	24,030	67,750	70,791	94,725
	f) Facility expenses	4,881	5,048	5,227	14,662	16,375	22,213
	g) Travel	4,956	4,549	4,688	14,138	13,305	17,768
	h) Communication	1,213	1,146	1,011	3,495	3,464	4,561
	i) Legal and professional fees	1,142	1,239	1,282	3,477	3,731	4,361
	j) Marketing and brand building	690	491	696	1,953	1,970	2,714
	k) Lifetime expected credit loss	(72)	190	(789)	649	1,254	980
	l) Other expenses	2,262	1,196	2,540	6,158	11,636	13,524

II	Total expenses	128,199	125,162	122,838	376,706	368,889	493,494

III	Finance expenses	1,844	2,247	1,627	5,675	4,845	7,375
IV	Finance and Other Income	5,370	6,857	5,362	19,174	15,695	22,923
V	Share of net profit/(loss) of associates accounted for using the equity method	34	(2)	7	16	(26)	(43)

VI	Profit before tax [I-II-III+IV+V]	30,793	31,343	32,410	92,856	83,414	115,415

VII	Tax expense	6,164	5,731	6,966	18,594	18,178	25,242

VIII	Net profit for the period [VI-VII]	24,629	25,612	25,444	74,262	65,236	90,173

IX	Total Other comprehensive income	297	1,302	423	2,889	15	1,023

	Total comprehensive income for the period [VIII+IX]	24,926	26,914	25,867	77,151	65,251	91,196

X	Profit for the period attributable to:
	Equity holders of the Company	24,558	25,526	25,103	73,958	65,198	90,031
	Non-controlling Interest	71	86	341	304	38	142

		24,629	25,612	25,444	74,262	65,236	90,173

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	24,842	26,773	25,616	76,793	65,074	90,945
	Non-controlling Interest	84	141	251	358	177	251

		24,926	26,914	25,867	77,151	65,251	91,196

XI	Paid up equity share capital (Face value ₹ 2 per share)	11,426	11,426	9,050	11,426	9,050	12,068

XII	Reserves excluding revaluation reserves and Non-Controlling Interest as per balance sheet of previous accounting period						556,048

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and nine months ended period is not annualized)
	Basic (in ₹)	4.31	4.30	4.18	12.58	10.86	14.99
	Diluted (in ₹)	4.30	4.29	4.17	12.55	10.83	14.95

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2019 have been approved by the Board of Directors of the Company at its meeting held on January 14, 2020. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 16 – Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, using modified retrospective method. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 16, did not have any material impact on the consolidated results for three months ended December 31, 2019, September 30, 2019 and nine months ended December 31, 2019.

4.	List of subsidiaries and investments accounted for using equity method as at December 31, 2019 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA

Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark

	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH	Austria
Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, HealthPlan Services, Inc, Appirio, Inc. and International TechneGroup Incorporated are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Designit Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	IT S.R.L.		Italy
		Mech Works S.R.L.	Italy
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

As at December 31, 2019 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2019, September 30, 2019 and December 31, 2018, and nine months ended December 31, 2019 and December 31, 2018 and the year ended March 31, 2019 is as follows:

	Three months ended			Nine months ended		Year ended
Particulars	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018	March 31, 2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,612	45,760	45,979	137,767	129,219	175,262
Health BU	19,799	18,981	19,241	57,651	55,793	75,081
CBU	25,443	23,530	22,875	71,339	65,646	89,313
ENU	19,553	18,888	18,996	56,873	54,202	72,830
TECH	18,584	19,148	19,104	56,392	58,189	76,591
MFG	12,450	11,886	11,981	35,672	34,945	46,496
COMM	8,565	8,368	8,480	25,387	24,394	32,680

Total of IT Services	151,006	146,561	146,656	441,081	422,388	568,253
IT Products	2,576	3,233	3,145	8,218	9,553	12,312
ISRE	1,847	2,069	1,713	6,059	6,757	8,544
Reconciling Items	3	(16)	(8)	(60)	(17)	(49)

Total Revenue	155,432	151,847	151,506	455,298	438,681	589,060

Other operating Income
IT Services	—	50	—	749	2,798	4,344

Total Other Operating Income	—	50	—	749	2,798	4,344

Segment Result
IT Services
BFSI	8,246	8,407	9,095	25,988	24,182	33,831
Health BU	3,186	2,863	1,973	8,978	6,698	8,638

CBU	4,725	3,952	5,291	12,183	12,112	16,828
ENU	3,130	3,084	3,613	8,410	4,294	7,081
TECH	3,256	3,624	4,177	10,406	12,885	15,916
MFG	2,385	2,439	2,391	6,916	6,065	8,327
COMM	1,444	1,044	1,578	4,006	3,411	4,396
Unallocated	1,360	1,044	976	3,124	1,981	3,142
Other Operating Income	—	50	—	749	2,798	4,344

Total of IT Services	27,732	26,507	29,094	80,760	74,426	102,503

IT Products	(140)	149	212	(398)	(954)	(1,047)
ISRE	(528)	(177)	(686)	(1,341)	(1,054)	(1,829)
Reconciling Items	169	256	48	320	172	283

Total	27,233	26,735	28,668	79,341	72,590	99,910
Finance Expense	(1,844)	(2,247)	(1,627)	(5,675)	(4,845)	(7,375)
Finance and Other Income	5,370	6,857	5,362	19,174	15,695	22,923
Share of net profit/ (loss) of associates accounted for using the equity method	34	(2)	7	16	(26)	(43)

Profit before tax	30,793	31,343	32,410	92,856	83,414	115,415

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹727, ₹591 and ₹911 for the three months ended December 31, 2019, September 30, 2019, and December 31, 2018, respectively, and ₹2,176 and ₹2,899 for the nine months ended December 31, 2019 and December 31, 2018, respectively and ₹3,215 for the year ended March 31, 2019, which is reported as a part of operating profit in the interim consolidated statement of income.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Other Operating income amounting to Nil, ₹50 and Nil is included as part of IT Services segment results for the three months ended December 31, 2019, September 30, 2019, and December 31, 2018, respectively, and ₹749 and ₹2,798 for the nine months ended December 31, 2019 and December 31, 2018, respectively and ₹4,344 for the year ended March 31, 2019. Refer Note 6.

g)

Segment results for ENU industry vertical for the nine months ended December 31, 2018 and year ended March 31, 2019, is after considering the impact of ₹5,141 ($75 million) paid to National Grid on settlement of a legal claim against the Company.

h)

Segment results for Health BU industry vertical for the three and nine months ended December 31, 2018 and year ended March 31, 2019 is after considering the impact of ₹838 of impairment on certain intangible assets recognized on acquisitions.

i)	Segment results for Health BU industry vertical for the year ended March 31, 2019 is after considering the impact of ₹1,480 of impairment on certain software platform recognized on acquisitions.

6.	Other operating income

Nine months ended December 31, 2019

During the period ended December 31, 2019, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹152 has been recognized under Other operating income.

During the period ended December 31, 2019, the Company has partially met the first-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹597 is recognized under Other operating income.

Nine months ended December 31, 2018

Sale of hosted data center services business: During the nine months ended December 31, 2018, the Company had concluded the divestment of its hosted data center services business. The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration was ₹27,790 and the Company paid ₹3,766 to subscribe for units issued by the buyer. Units amounting to ₹2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at December 31, 2018. Consequently, the sale consideration accounted represents cash proceeds of ₹24,024 and units amounting to ₹1,734 issued by the buyer.

Loss of control in subsidiary: During the nine months ended December 31, 2018, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

For the Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company had concluded the divestment of its hosted data center services business. The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration was ₹28,124 and the Company paid ₹3,766 to subscribe for units issued by the buyer. Units amounting to ₹2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at March 31, 2019. Consequently, the sale consideration accounted represents cash proceeds of ₹24,358 and units amounting to ₹1,734 issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Sale of Workday and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company had concluded the Sale of Workday and Cornerstone OnDemand business except in Portugal, France and Sweden. The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹4,893 and intangible assets of ₹740)		5,475
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on sale	₹	1,249

These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

7.	Business combinations:

During the period ended December 31, 2019, the Company has completed two business combinations (which individually are not material) for a total consideration of ₹6,533. These include (a) taking over customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited and (b) acquisition of International TechneGroup Incorporated, a global digital engineering and manufacturing solutions Company. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	858
Customer related intangibles		2,618
Marketing related intangibles		102
Deferred tax liabilities on intangible assets		(213)

Total	₹	3,365
Goodwill		3,168

Total purchase price	₹	6,533

Net assets acquired include ₹152 of cash and cash equivalents.

The goodwill of ₹3,168 comprises value of acquired workforce and expected synergies arising from the business combinations.

Goodwill is partially deductible for Indian income tax purpose.

The pro-forma effects of these business combinations on the Company’s results were not material.

8.	Events after the reporting period

The Board of Directors in their meeting held on January 14, 2020, declared an interim dividend of ₹1/- (US$ 0.01) per equity share and ADR (50% on an equity share of par value of ₹2/-)

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: January 14, 2020	Rishad A Premji Chairman	Abidali Z Neemuchwala Chief Executive Officer & Managing Director